Exhibit 13.3

TRANSCANADA PIPELINES LIMITED

RECONCILIATION TO UNITED STATES GAAP

September 30, 2007

TRANSCANADA PIPELINES LIMITED

RECONCILIATION TO UNITED STATES GAAP

The unaudited consolidated financial statements of TransCanada Pipelines Limited (TCPL or the Company) for the three and nine months ended September 30, 2007 have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), which in some respects, differ from U.S. GAAP. The effects of these differences on the Company’s consolidated financial statements for the three and nine months ended September 30, 2007 are provided in the following U.S. GAAP condensed consolidated financial statements, which should be read in conjunction with TCPL’s audited consolidated financial statements for the year ended December 31, 2006 and unaudited consolidated financial statements for the three and nine months ended September 30, 2007 prepared in accordance with Canadian GAAP. Amounts are stated in Canadian dollars unless otherwise indicated.

Condensed Statement of Consolidated Income and Other Comprehensive Income in Accordance with U.S. GAAP(1)

(unaudited)	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2007	2006	2007	2006

Revenues	1,941	1,492	5,810	4,307
Plant operating costs and other	613	477	1,832	1,349
Commodity purchases resold	484	321	1,542	953
Depreciation	262	223	774	668
	1,359	1,021	4,148	2,970
	582	471	1,662	1,337
Other (income)/expenses
Income from equity investments	(101)	(134)	(271)	(352)
Other expenses(2)	224	191	711	542
Income taxes	133	109	382	348
	256	166	822	538

Income from continuing operations - U.S. GAAP	326	305	840	799
Net income from discontinued operations - U.S. GAAP	-	-	-	28
Net Income in Accordance with U.S. GAAP	326	305	840	827
Adjustments affecting comprehensive income under U.S. GAAP
Foreign currency translation adjustment, net of tax	(99)	-	(265)	(6)
Change in funded status of postretirement plan liability, net of tax(3)	2	-	5	-
Change in equity investment funded status of postretirement plan liability, net of tax(3)	2	-	13	-
Unrealized gain/(loss) on derivatives, net of tax	56	(2)	34	32
Comprehensive Income in Accordance with U.S. GAAP(4)	287	303	627	853

Reconciliation of Income from Continuing Operations

(unaudited)	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2007	2006	2007	2006
Net Income from Continuing Operations in Accordance with Canadian GAAP	325	298	854	797
U.S. GAAP adjustments
Unrealized gain on energy contracts(5)	-	11	-	-
Tax impact of unrealized gain on energy contracts	-	(4)	-	-
Equity investment gain(6)(7)	-	-	-	1
Unrealized (loss) / gain on interest rate derivatives(8)	-	-	(4)	1
Tax impact of loss on interest rate derivatives	-	-	1	-
Tax recovery due to a change in tax legislation substantively enacted in Canada(9)	-	-	(11)	-
Income from Continuing Operations in Accordance with U.S. GAAP	325	305	840	799

Condensed Statement of Consolidated Cash Flows in Accordance with U.S. GAAP(1)

(unaudited)	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2007	2006	2007	2006
Cash Generated from Operations(10)
Net cash provided by operating activities	840	554	2,072	1,517

Investing Activities
Net cash used in investing activities	(506)	(388)	(5,504)	(1,333)

Financing Activities
Net cash provided by/ (used in) financing activities	(404)	(160)	3,302	(45)

Effect of Foreign Exchange Rate Changes on Cash and Short-Term Investments	(14)	1	(39)	(6)
(Decrease)/Increase in Cash and Short-Term Investments	(84)	7	(169)	133
Cash and Short-Term Investments
Beginning of period	204	209	289	83
Cash and Short-Term Investments
End of period	120	216	120	216

Condensed Balance Sheet in Accordance with U.S. GAAP(1)

	September 30,
(millions of dollars)	2007 (unaudited)	December 31, 2006
Current assets	1,497	1,550
Long-term investments(6)(7)	3,141	2,922
Plant, property and equipment	19,455	17,430
Regulatory asset(11)	2,016	2,199
Goodwill	2,404	148
Other assets(6)(12)	1,770	1,572
	30,283	25,821

Current liabilities(9)(13)	3,822	2,623
Deferred amounts(7)	1,097	986
Long-term debt and junior subordinated notes(12)	12,417	10,913
Deferred income taxes(6)(8)(11)	3,019	2,734
Preferred securities	-	536
Non-controlling interests	608	366
Shareholders’ equity	9,320	7,663
	30,283	25,821

Statement of Accumulated Other Comprehensive Income in Accordance with U.S. GAAP(1)(14)

(unaudited) (millions of dollars)	Under-funded Postretirement Plan Liability (SFAS No. 158)	Cumulative Translation Account	Minimum Pension Liability (SFAS No. 87)	Cash Flow Hedges (SFAS No. 133)	Total
Balance at December 31, 2006	(246)	(90)	-	(82)	(418)
Foreign currency translation adjustment, net of tax expense of $135	-	(265)	-	-	(265)
Change in funded status of postretirement plan liability, net of tax expense of $3	5	-	-	-	5
Change in equity investment funded status of postretirement plan liability, net of tax expense of $7	13	-	-	-	13
Unrealized loss on derivatives, net of tax expense of $18	-	-	-	34	34
Balance at September 30, 2007	(228)	(355)	-	(48)	(631)

Balance at December 31, 2005	-	(89)	(77)	(58)	(224)
Foreign currency translation adjustment, net of tax expense of $35	-	(6)	-	-	(6)
Unrealized gain on derivatives, net of tax expense of $12	-	-	-	32	32
Balance at September 30, 2006	-	(95)	(77)	(26)	(198)

(1)               In accordance with U.S. GAAP, the Condensed Statement of Consolidated Income and Other Comprehensive Income, Statement of Consolidated Cash Flows, Consolidated Balance Sheet and

Statement of Accumulated Other Comprehensive Income of TCPL are prepared using the equity method of accounting for joint ventures.

(2)              Other expenses include an allowance for funds used during construction of $10 million for the nine months ended September 30, 2007 (September 30, 2006 - $6 million).

(3)                Represents the amortization of net loss and prior service cost amounts previously recorded in accumulated other comprehensive income under Statement of Financial Accounting Standards No.158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” for the Company’s defined benefit pension and other postretirement plans.

(4)                For the three and nine months ended September 30, 2007, Comprehensive Income in Accordance with U.S. GAAP is $4 million higher and $1 million lower respectively than under Canadian GAAP. In addition to the differences between Canadian and U.S. GAAP net income described in the Reconciliation of Income from Continuing Operations, substantially all of the difference between Comprehensive Income prepared in Accordance with Canadian and U.S. GAAP for the nine months ended September 30, 2007 relates to the accounting treatments for defined benefit pension and other postretirement plans.

(5)                Relates to gains and losses on derivative energy contracts for periods before they were documented as hedges for purposes of U.S. GAAP and to differences in accounting with respect to physical energy contracts.

(6)                Under Canadian GAAP, pre-operating costs incurred during the commissioning phase of a new project are deferred until commercial production levels are achieved. After such time, those costs are amortized over the estimated life of the project. Under U.S. GAAP, such costs are expensed as incurred. Certain start-up costs incurred by Bruce Power, an equity investment, were expensed under U.S. GAAP. Under both Canadian GAAP and U.S. GAAP, interest is capitalized on expenditures relating to construction of development projects actively being prepared for their intended use. In Bruce Power, under U.S. GAAP, the carrying value of development projects against which interest is capitalized is lower due to the expensing of certain pre-operating costs.

(7)                Financial Interpretation (FIN) 45 requires the recognition of a liability for the fair value of certain guarantees that require payments contingent on specified types of future events. The measurement standards of FIN 45 are applicable to guarantees entered into after January 1, 2003. For U.S. GAAP purposes, the fair value of guarantees recorded as a liability at September 30, 2007 was $16 million (September 30, 2006 - $17 million) and primarily relates to the Company’s equity interest in Bruce Power. The net income impact with respect to the guarantees for the nine months ended September 30, 2007 was nil (September 30, 2006 - $1 million).

(8)                Represents the amortization of certain hedges that became ineffective at different times under Canadian and U.S. GAAP.

(9)                In accordance with Canadian GAAP, the Company recorded income tax benefits resulting from substantively enacted Canadian federal income tax legislation. Under US GAAP, the legislation must be fully enacted for income tax adjustments to be recorded.

(10)            In accordance with U.S. GAAP, all current taxes are included in cash generated from operations.

(11)            In accordance with U.S. GAAP, the Company is required to record a deferred income tax liability for its cost-of-service regulated businesses that is not required under Canadian GAAP. As these deferred income taxes are recoverable through future revenues, a corresponding regulatory asset is recorded for U.S. GAAP purposes.

(12)            In accordance with U.S. GAAP, debt issue costs are recorded as a deferred asset rather than being included in long-term debt as required by Canadian GAAP.

(13)          Current liabilities at September 30, 2007 include dividends payable of $188 million (December 31, 2006 - $162 million) and current taxes payable of $191 million (December 31, 2006 - $71 million).

(14)           At September 30, 2007, Accumulated Other Comprehensive Income in Accordance with U.S. GAAP is $222 million higher than under Canadian GAAP. Substantially all of the difference relates to the accounting treatment for defined benefit pension and other postretirement plans.

Income Taxes

TCPL adopted FASB Interpretation 48, Accounting for Uncertainty in Income Taxes (“FIN 48”), at the beginning of fiscal year 2007. The implementation of the provisions under FIN 48 as of January 1, 2007 did not have a material impact on the U.S. GAAP financial statements of the Company and no adjustment to the beginning balance of retained earnings was required for the adoption of FIN 48. At the beginning of 2007, TCPL had approximately $80 million of unrecognized tax benefits that, if recognized, would favourably affect the effective income tax rate in any future periods. During the first quarter of 2007, TCPL recognized, in income, approximately $10 million on the favourable resolution of certain income tax matters. During the second and third quarter of 2007, there were no significant adjustments related to income tax matters. At September 30, 2007, the total unrecognized tax benefit is approximately $74 million.

TCPL expects the enactment of certain Canadian Federal tax legislation in the next twelve months. This legislation will result in a favourable income tax adjustment of approximately $11 million. Otherwise, subject to the results of audit examinations by taxing authorities and other legislative amendments, TCPL does not anticipate further adjustments to the unrecognized tax benefits during the next twelve months that would have a material impact on its financial statements.

TCPL and its subsidiaries are subject to either Canadian federal and provincial income tax, U.S. federal, state and local income tax or the relevant income tax in other international jurisdictions. The Company has substantially concluded all Canadian federal and provincial income tax matters for the years through 2003. Canadian federal income tax returns for years 2004 and 2005 are currently under examination by the Canada Revenue Agency, which has not proposed any significant adjustments. Substantially all material U.S. federal income tax matters have been concluded for years through 2003 and U.S. state and local income tax matters through 2001. TCPL’s continuing practice is to recognize interest and penalties related to income tax uncertainties in income tax expense. The Company had $14 million accrued for interest and nil accrued for penalties at September 30, 2007, and $13 million and nil, respectively, at December 31, 2006.

Other

In February 2006, the U.S. Financial Accounting Standards Board (FASB) issued SFAS No. 155 “Accounting for Certain Hybrid Financial Instruments - an amendment of SFAS No. 133 and 140”, which is effective for fiscal years beginning after September 15, 2006. SFAS No. 155 permits fair value remeasurement of any hybrid instrument that contains an embedded derivative that otherwise would require bifurcation. TCPL’s U.S. GAAP financial statements were not impacted by SFAS 155.

In March 2006, FASB issued SFAS No. 156 “Accounting for Servicing of Financial Assets – an amendment of FASB Statement No. 140”, which is effective for fiscal years beginning after September 15, 2006. SFAS No. 156 requires recognition of a servicing asset or liability when an entity enters into arrangements to service financial instruments in certain situations. Such servicing assets or servicing liabilities are required to be initially measured at fair value, if practicable. SFAS No. 156 also allows an entity to subsequently measure its servicing assets or servicing liabilities using either an amortization method or a fair value method. Adopting the provisions under SFAS No. 156 as of January 1, 2007 did not have an impact on the U.S. GAAP financial statements of the Company.

In September 2006, FASB issued SFAS No. 157 “Fair Value Measurements”, which is effective for fiscal years beginning after November 15, 2007. This statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. TCPL does not expect a material effect on its financial results as a result of adopting this standard on January 1, 2008.

In February 2007, FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115”, which allows an entity to choose to measure many financial instruments and certain other items at fair value for fiscal years beginning on or after November 15, 2007. TCPL does not expect a material effect on its financial results as a result of adopting this standard on January 1, 2008.

Summarized Financial Information of Long-Term Investments

The following summarized financial information of long-term investments includes those investments that are accounted for by the equity method under U.S. GAAP (including those that are accounted for by the proportionate consolidation method under Canadian GAAP).

	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2007	2006	2007	2006
Income
Revenues	337	364	1,073	1,068
Plant operating costs and other	(177)	(162)	(623)	(512)
Depreciation	(38)	(43)	(120)	(130)
Financial charges and other	(21)	(25)	(59)	(74)
Proportionate share of income before income taxes of long-term investments	101	134	271	352

(millions of dollars)	September 30, 2007 (unaudited)	December 31, 2006
Balance Sheet
Current assets	451	446
Plant, property and equipment	3,935	4,177
Other assets	74	198
Current liabilities	(230)	(445)
Deferred amounts	(224)	(235)
Long-term debt of joint ventures	(924)	(1,266)
Deferred income taxes	59	47
Proportionate share of net assets of long-term investments	3,141	2,922